Exhibit 10.36

BUSINESS LOAN AGREEMENT

This Agreement dated as of February 4, 2004, is between Bank of America, N.A. (the “Bank”) and RemedyTemp, Inc. (the “Borrower”).

1. DEFINITIONS

In addition to the terms, which are defined elsewhere in this Agreement, the following terms have the meanings indicated for the purposes of this Agreement:

“Borrowing Base” means the sum of:

(a)	80% of the balance due on Acceptable Receivables less Five Million Dollars ($5,000,000); and

(b)	100% of the principal amount of Bank of America certificates of deposit pledged to the Bank.

In calculating the Borrowing Base as provided above, the Bank shall deduct as an offset against Acceptable Receivables (i) accrued payroll for temporary staffing, and (ii) the accrued gross margin split due licensees. After calculating the Borrowing Base as provided above, the Bank shall deduct from such portion of the Borrowing Base such reserves as Bank may establish from time to time in its reasonable credit judgment, including, without limitation, reserves for letters of credit issued hereunder, and the amount of estimated maximum exposure, as reasonably determined by Bank from time to time, under any interest rate contracts which Borrower enters into with Bank (including interest rate swaps, caps, floors, options thereon, combinations thereof, or similar contracts).

“Acceptable Receivable” means an account receivable which satisfies the following requirements:

a.	The account has resulted from the sale of goods or the performance of services by the Borrower or any of its Subsidiaries in the ordinary course of the businesses of the Borrower or any such Subsidiary and without any further obligation on their part to service, repair, or maintain any such goods sold other than pursuant to any applicable warranty.

b.	There are no conditions which must be satisfied before the Borrower and/or any Subsidiary is entitled to receive payment of the account. Accounts arising from COD sales, consignments or guaranteed sales are not acceptable.

c.	The debtor upon the account does not claim any defense to payment of the account, whether well founded or otherwise, to the extent of the claim made.

d.	The account balance does not include the amount of any counterclaims or offsets which have been or may be asserted against the Borrower or any

Subsidiary by the account debtor (including offsets for any “contra accounts” owed by the Borrower or any Subsidiary to the account debtor for goods purchased by the Borrower or any Subsidiary or for services performed for the Borrower or any Subsidiary). To the extent any counterclaims, offsets, or contra accounts exist in favor of the debtor, such amounts shall be deducted from the account balance.

e.	The account represents a genuine obligation of the account debtor for goods sold to and accepted by the debtor, or for services performed for and accepted by the debtor. To the extent any credit balances exist in favor of the debtor, such credit balances shall be deducted from the account balance.

f.	The Borrower or any Subsidiary has sent an invoice to the debtor in the amount of the account.

g.	Neither the Borrower nor any Subsidiary is prohibited by the laws of the state where the account debtor is located from bringing an action in the courts of that state to enforce the debtor’s obligation to pay the account. The Borrower and its Subsidiaries have taken all appropriate actions to ensure access to the courts of the state where the account debtor is located, including, where necessary, the filing of a Notice of Business Activities Report or other similar filing with the applicable state agency or the qualification by the Borrower or such Subsidiary as a foreign corporation authorized to transact business in such state.

h.	The account is owned by the Borrower or a Subsidiary free of any title defects or any liens or interests of others except the security interest in favor of the Bank.

i.	The debtor upon the account is not any of the following:

(i) an employee, Affiliate, parent or Subsidiary of the Borrower, or an entity which has common officers or directors with the Borrower.

(ii) the U.S. government or any agency or department of the U.S. government unless the Borrower and its Subsidiaries comply with the procedures in the Federal Assignment of Claims Act of 1940 (41 U.S.C. §15) with respect to the obligation; provided however, accounts owed to Borrower by the Federal Reserve Bank, up to an aggregate amount of $200,000, shall be Acceptable Receivables.

(iii) any state, county, city, town or municipality; provided, however, accounts owed to Borrower by any state, county, city, town or municipality up to an aggregate amount of $300,000 shall be Acceptable Receivables.

(iv) any person or entity located in a foreign country unless the account is supported by an irrevocable letter of credit issued by a bank acceptable to the Bank, and, if requested by the Bank, the original of such letter of credit and/or any usance drafts drawn under such letter of credit and accepted by the issuing or confirming bank have been delivered to the Bank, or the account is covered by foreign credit insurance acceptable to the Bank and the account is otherwise an Acceptable Receivable.

(v) any person or entity to whom the Borrower or any Subsidiary is obligated for goods purchased by the Borrower or any Subsidiary or for services performed by the Borrower or any Subsidiary, to the extent of the claim against the Borrower or any such Subsidiary.

j.	The account is not in default. An account will be considered in default if any of the following occur:

(i) The account is not paid within 60 days from its invoice date or 30 days from its due date, which ever occurs first;

(ii) The debtor obligated upon the account suspends business, makes a general assignment for the benefit of creditors, or fails to pay its debts generally as they come due; or

(iii) Any petition is filed by or against the debtor obligated upon the account under any bankruptcy law or any other law or laws for the relief of debtors.

k.	The account is not the obligation of a debtor who is in default (as defined above) on 50% or more of the accounts upon which such debtor is obligated.

l.	The account does not arise from the sale of goods which remain in the Borrower’s or any Subsidiary’s possession or under the Borrower’s or any Subsidiary’s control.

m.	The account is not evidenced by a promissory note or chattel paper.

n.	The account is otherwise acceptable to the Bank in the exercise of its reasonable credit judgment.

o.	In addition to the foregoing limitations, the dollar amount of accounts included as Acceptable Receivables which are the obligations of a single debtor shall not exceed the concentration limit established for that debtor. To the extent the total of such accounts exceeds a debtor’s concentration limit, the amount of any such excess shall be excluded. The concentration limit for each debtor shall be equal to 15% of the total amount of the gross accounts receivable of the Borrower and its Subsidiaries at that time.

“Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (i) the acquisition by the Borrower of all or substantially all of the assets of a person or entity or of any business or division of a person or entity; or (ii) the acquisition by the Borrower of in excess of fifty percent (50%) of the capital stock, partnership interests, membership interests or equity of any person or entity, or otherwise causing any entity to become a subsidiary of the Borrower.

“Acceptable Acquisition” means an Acquisition:

a.	If the total value of the cash and other consideration paid for all Acquisitions made after the date of this Agreement will not exceed Twenty Two Million Dollars ($22,000,000), including the Acquisition of the business of John Edwards; provided, however, (1) in fiscal year 2004, the total amount of the cash and other consideration paid for all Acquisitions (including Acquisitions involving Personnel Services) will not exceed Thirteen Million Dollars ($13,000,000), including the Acquisition of the business of John Edwards and (2) in any fiscal year the total amount of cash and other consideration paid for all Acceptable Acquisitions involving Personnel Services shall not exceed an aggregate amount of One Million Five Hundred Thousand Dollars ($1,500,000):

(i) where the business being acquired is substantially the same as the Borrower’s present business (including Personnel Services);

(ii) which is undertaken in accordance with all applicable requirements of law;

(iii) where prior, effective written consent or approval of such Acquisition has been given by the board of directors or equivalent governing body of the Person (or the holder of the assets) to be acquired;

(iv) a statement showing that, on a pro forma consolidated basis immediately after the Acquisition, the Borrower will be in full compliance with this Agreement (including a break-out of the acquiree’s funded and contingent debts assumed by the Borrower in connection with any Acquisition);

(v) within 30 days after the closing of the Acquisition, the Borrower has delivered to the Bank a statement of sources and uses of funds;

(vi) each entity to be acquired has a positive EBIT for the four (4) fiscal quarters ending on the fiscal quarter ended immediately prior to the date of the consummation of the subject Acquisition. “EBIT” means net income, less income or plus loss from discontinued

operations and extraordinary items, plus income taxes, plus interest expense.

b.	After giving effect to the proposed Acquisition, there exists available credit under this Agreement of at least Five Million Dollars ($5,000,000).

c.	Where the Borrower has delivered to the Bank at least 15 days prior to the Acquisition with respect to an Acquisition in the amount greater than Two Hundred Thousand Dollars ($200,000):

(i) a compliance certificate showing, on a pro forma consolidated basis for the Borrower and the acquiree, compliance with this Agreement for the most recently ended fiscal quarter of the Borrower and the underlying calculations showing such compliance, including a break-out of the acquiree’s figures.

(ii) financial statements of the entity to be acquired, prepared by a certified public accountant (excluding licensees which may be entity prepared), for such entity’s last two fiscal years and the latest interim fiscal period, all in form and content reasonably acceptable to the Bank.

For purposes hereof, “consideration” paid for an Acquisition means all value given, including cash, stock of the Borrower, and all liabilities of the acquiree which are to be assumed by the Borrower, including all funded debt and contingent liabilities but excluding normal trade debt and accruals; provided, however, that “consideration” shall exclude contractual “earn out” obligations based on future financial performance benchmarks of the acquiree.

“Affiliate” means, as applied to any person or entity, any other person or entity directly or indirectly controlling, controlled by, or under common control with, that person or entity. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlling,” “controlled by,” and “under common control with”) as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person or entity, whether through the ownership of voting securities or by contract or otherwise.

“Attributable Indebtedness” means, on any date, (a) in respect of any capital lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with generally acceptable accounting principles, and (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with generally acceptable accounting principles if such lease were accounted for as a capital lease.

“Change of Control” means, with respect to any Person, an event or series of events by which:

a.	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire (such right, an “option right”), whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 25% or more of the equity securities of such Person entitled to vote for members of the board of directors or equivalent governing body of such Person on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right); provided that a Change of Control shall not include the transfer of all of the ownership interest of Robert Emmett McDonough, Sr. to Georgetown University upon the death of Robert Emmett McDonough, Sr.

b.	during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of such Person cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (ii) and clause (iii), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the board of directors).

“Credit Limit” means Forty Million Dollars ($40,000,000).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

a.	all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

b.	all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;

c.	net payment obligations of such Person under any Swap Contract;

d.	all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business);

e.	indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

f.	capital leases and Synthetic Lease Obligations; and

g.	all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net payment obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any capital lease or Synthetic Lease Obligation as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person in any other Person, whether by means of (a) the purchase or other acquisition of capital stock or other securities of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit, in each case to the extent such Acquisition or investment would be classified as investments on a balance sheet prepared in accordance with generally accepted accounting principles. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.

“Guarantors” means, collectively, REMX, Inc., Remedy Temporary Services, Inc. and Remedy Intelligent Staffing, Inc. and shall include any additional Persons in accordance with Section 9.18 hereof.

“Loan Parties” means, collectively, the Borrower and each Guarantor.

“Material Adverse Effect” means:

a.	a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), condition (financial or otherwise) or prospects of the Borrower or the Borrower and its Subsidiaries taken as a whole;

b.	a material impairment of the ability of any Loan Party to perform its obligations under any loan document to which it is a party; or

c.	a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any loan document to which it is a party.

“Material Subsidiary” means any Subsidiary of the Borrower that has more than One Million Dollars ($1,000,000) of assets or that has more than One Million Dollars ($1,000,000) of revenues for the four prior fiscal quarters; provided that the total consolidated assets of Subsidiaries of the Borrower that are not Material Subsidiaries shall not exceed Two Million Dollars ($2,000,000) at any time, and provided, further, that the total consolidated revenues for the prior four fiscal quarters of all Subsidiaries that are not Material Subsidiaries shall not exceed Two Million Dollars ($2,000,000).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity.

“Personnel Services” means any businesses that are incidental or related to Borrower’s temporary services business, including, without limitation, safety risk management, consultation for benefits administration, and psychological test consultation for prospective employees of clients.

“Subsidiary” of the Borrower means a corporation partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both by the Borrower.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include the Bank or any Affiliate of the Bank).

“Synthetic Lease Obligation” means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

2. LINE OF CREDIT

2.1 Line of Credit Amount.

(a) During the availability period described below, the Bank will provide a line of credit to the Borrower. The amount of the line of credit (the “Commitment”) is equal to the lesser of (i) the Credit Limit or (ii) the Borrowing Base.

(b) This is a revolving line of credit providing for cash advances with a within line facility for letters of credit. During the availability period, the Borrower may repay principal amounts and re-borrow them.

(c) The outstanding principal balance of all advances under the line of credit may not at any time exceed the Credit Limit.

(d) The Borrower agrees not to permit the outstanding principal balance of advances under the line of credit plus the outstanding amounts of any letters of credit, including amounts drawn on letters of credit and not yet reimbursed, to exceed the Commitment. If the Borrower exceeds this limit, the Borrower will immediately pay the excess to the Bank upon the Bank’s demand. The Bank may apply payments received from the Borrower under this Paragraph to the obligations of the Borrower to the Bank in the order and the manner as the Bank, in its discretion, may determine.

2.2 Availability Period. The line of credit is available between the date of this Agreement and June 1, 2005, or such earlier date as the availability may terminate as provided in this Agreement (the “Expiration Date”).

2.3 Interest Rate.

(a) Unless the Borrower elects an optional interest rate as described below, the rate is a rate per year equal to the Bank’s Prime Rate plus the Applicable Margin as defined below.

(b) The Prime Rate is the rate of interest publicly announced from time to time by the Bank as its Prime Rate. The Prime Rate is set by the Bank based on various factors, including the Bank’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above, or below the Prime Rate. Any change in the Prime Rate shall take effect at the opening of business on the day specified in the public announcement of a change in the Bank’s Prime Rate.

2.4 Repayment Terms.

(a) Except as provided in Section 3.1, Borrower will pay interest in arrears on February 1, 2004, and then monthly thereafter until payment in full of any principal outstanding under this line of credit.

(b) The Borrower will repay in full all principal and any unpaid interest or other charges outstanding under this line of credit no later than the Expiration Date. Any interest period for an optional interest rate (as described below) shall expire no later than the Expiration Date.

2.5 Optional Interest Rates. Instead of the interest rate based on the Bank’s Prime Rate, the Borrower may elect the optional interest rate listed below during interest periods agreed to by the Bank and the Borrower. The optional interest rate shall be subject to the terms and conditions described later in this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a “Portion.” The following optional interest rate is available: The LIBOR Rate plus the Applicable Margin as defined below.

2.6 Applicable Margin. The Applicable Margin shall be the following amounts per annum based upon the aggregate amount of credit outstanding under this Agreement as of the date of determination. For the purpose hereof, “credit outstanding” includes the aggregate amount of all cash advances and the undrawn and drawn and unreimbursed amount of all letters of credit:

Pricing Level	Credit Outstanding	Applicable Margin in Percentage Points Per Annum
		Prime Rate+	LIBOR+
1	Amounts greater than $16,000,000	0.50%	1.50%
2	Amounts equal to or less than $16,000,000	0.00%	0.75%

2.7 Letters of Credit.

(a) This line of credit may be used for financing:

(i) standby letters of credit with a maximum maturity of 365 days but not to extend more than 365 days beyond the Expiration Date; provided, however, that any letter of credit having a maturity beyond the Expiration Date must be fully cash collateralized in a manner acceptable to the Bank no later than the Expiration Date.

(ii) The amount of the letters of credit outstanding at any one time (including amounts drawn on the letters of credit and not yet reimbursed) may not exceed the Credit Limit.

(iii) The letters of credit set forth below are outstanding from the Bank for the account of the Borrower. As of the date of this Agreement, these letters of credit shall be deemed to be outstanding under this Agreement, and shall be subject to all the terms and conditions stated in this Agreement.

Letter of Credit	Beneficiary	Amount	Expiry
3038261	Liberty Mutual Insurance Company	$14,750,000.00	2/29/04
3048974	Pacific Employers Insurance Company	$7,161,407.00	3/31/04

(b) The Borrower agrees:

(i) any sum drawn under a letter of credit may, at the option of the Bank, be added to the principal amount outstanding under this Agreement. The amount will bear interest and be due as described elsewhere in this Agreement.

(ii) the issuance of any letter of credit and any amendment to a letter of credit is subject to the Bank’s written approval and must be in form and content satisfactory to the Bank and in favor of a beneficiary reasonably acceptable to the Bank.

(iii) to sign the Bank’s form or Application and Agreement for Standby Letter of Credit.

(iv) to pay any issuance and/or other fees that the Bank notifies the Borrower will be charged for issuing and processing letters of credit for the Borrower.

(v) to allow the Bank to automatically charge it’s checking account for applicable fees, discounts, and other charges.

(vi) To pay the Bank a nonrefundable fee, calculated on the basis of the amount of letters of credit outstanding during the period, equal to the Applicable Margin for LIBOR Rate advances set forth in Section 2.6 hereof based upon the amount of credit outstanding (as defined in Section 2.6), payable quarterly in arrears. If there is a default under this Agreement, at the Bank’s option, the amount of the fee shall be two percentage points higher than the fee otherwise provided herein.

3. OPTIONAL INTEREST RATES

3.1 Optional Rates. Each optional interest rate is a rate per year. Interest will be paid on the last day of each interest period, in the case of an interest period of greater than three (3) months, on each three (3) month anniversary of the commencement of such interest period. At the end of any interest period, the interest rate will revert to the rate based on the Prime Rate, unless the Borrower has designated another optional interest rate for the Portion. No Portion will be converted to a different interest rate during the applicable interest period. Upon the occurrence of an event of default under this Agreement, the Bank may terminate the availability of optional interest rates for interest periods commencing after the default occurs.

3.2 LIBOR Rate. The election of LIBOR Rates shall be subject to the following terms and requirements:

(a) The interest period during which the LIBOR Rate will be in effect will be one, two, three, or six months. The first day of the interest period must be a day other than a Saturday or a Sunday on which the Bank is open for business in New York and London and dealing in offshore dollars (a “LIBOR Banking Day”). The last day of the interest period and the actual number of days during the interest period will be determined by the Bank using the practices of the London inter-bank market.

(b) Each LIBOR Rate Portion will be for an amount not less than One Hundred Thousand Dollars ($100,000).

(c) The “LIBOR Rate” means the interest rate determined by the following formula, rounded upward to the nearest 1/100 of one percent. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

LIBOR Rate =	London Inter-Bank Offered Rate
(1.00 - Reserve Percentage)

Where,

(iv) “London Inter-Bank Offered Rate” means the average interest rate at which U. S. dollar deposits would be offered for the applicable interest period by major banks in the London inter-bank market, as shown on the Telerate Page 3750 (or any successor page) at approximately 11:00 a.m. London time two (2) London Banking Days before the commencement of the interest period. If such rate does not appear on the Telerate Page 3750 (or any successor page), the rate for that interest period will be determined by such alternate method as reasonably selected by the Bank. A “London Banking Day” is a day on which the Bank’s London Banking Center is open for business and dealing in offshore dollars.

(v) “Reserve Percentage” means the total of the maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.

(d) The Borrower shall irrevocably request a LIBOR Rate Portion no later than 12:00 noon Los Angeles time on the LIBOR Banking Day preceding the day on which the London Inter-Bank Offered Rate will be set, as specified above. For example, if there are no intervening holidays or weekend days in any of the relevant locations, the request must be made at least three days before the LIBOR Rate takes effect.

(e) The Borrower may not elect a LIBOR Rate with respect to any principal amount which is scheduled to be repaid before the last day of the applicable interest period.

(f) Each prepayment of a LIBOR Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid and a prepayment fee as described below. A “prepayment” is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement.

(g) The prepayment fee shall be in an amount sufficient to compensate the Bank for any loss, cost or expense incurred by it as a result of the prepayment, including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Portion or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by the Bank in connection with the foregoing. For purposes of this paragraph, the Bank shall be deemed to have funded each portion by a matching deposit or other borrowing in the applicable interbank market, whether or not such Portion was in fact so funded.

(h) The Bank will have no obligation to accept an election for a LIBOR Rate Portion if any of the following described events has occurred and is continuing:

(i) Dollar deposits in the principal amount, and for periods equal to the interest period, of a LIBOR Rate Portion are not available in the London inter-bank market; or

(ii) the LIBOR Rate does not accurately reflect the cost of a LIBOR Rate Portion.

(i) If Borrower elects the LIBOR Rate option and if thereafter the LIBOR Rate becomes unavailable at any time, the outstanding principal balance of advances under the line of credit shall bear interest at the Prime Rate; provided however, in such event, the Borrower may have the option to elect to have the outstanding principal balance of advances under the line of credit bear interest at an alternate optional interest rate acceptable to Bank, so long as such interest rate is available to Bank.

4. FEES AND EXPENSES

4.1 Fees.

(a) The Borrower agrees to a fee equal to any difference between the Credit Limit and the amount of credit it actually uses, determined by the weighted average credit outstanding during the specified period, calculated at 0.25% per annum. The calculation of credit outstanding shall include the undrawn amount of letters of credit. The fee is due on March 31, 2004, for the period from the date hereof to March 31, 2004, and on the last day of each following quarter thereafter for the fiscal quarter period then ended.

(b) Waiver Fee. If the Bank, at its discretion, agrees to waive or amend any terms of this Agreement, the Borrower will, at the Bank’s option, pay the Bank such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified for such waiver or amendment. Nothing in this paragraph shall imply that the Bank is obligated to agree to any waiver or amendment requested by the Borrower. The Bank may impose additional requirements as a condition to any waiver or amendment.

4.2 Expenses. The Borrower agrees to immediately repay the Bank for expenses that include, but are not limited to, filing, recording and search fees and documentation fees.

4.3 Reimbursement Costs.

(a) The Borrower agrees to reimburse the Bank for any expenses it incurs in the preparation of this Agreement and any agreement or instrument required by this Agreement. Expenses include, but are not limited to, reasonable attorneys’ fees, including any allocated costs of the Bank’s in-house counsel.

(b) The Borrower agrees to reimburse the Bank for the cost of periodic audits (including, without limitation, $7,109.00 for the audit performed in September, 2003) and appraisals of the personal property collateral securing this Agreement, at such intervals as the Bank may reasonably require not to exceed twice per year so long as no Event of Default has occurred and is continuing hereunder. The audits and appraisals may be performed by employees of the Bank or by independent appraisers.

5. COLLATERAL

5.1 Borrower Personal Property. The Borrower’s obligations to the Bank under this Agreement will be secured by personal property the Borrower now owns or will own in the future as listed below. The collateral is further defined in security agreement(s) executed by the Borrower. In addition, all personal property collateral securing this Agreement shall also secure all other present and future obligations of the Borrower to the Bank (excluding any consumer credit covered by the federal Truth in Lending law, unless the Borrower has otherwise agreed in writing). All personal property collateral securing any other present or future obligations of the Borrower to the Bank shall also secure this Agreement.

(a) Bank of America certificate(s) of deposit, in an aggregate amount not less than $16,000,000 for which the Bank will provide the highest certificate of deposit rate available to it. Borrower may, after the date hereof, obtain and pledge to Bank additional Bank of America certificates of deposit in an aggregate amount exceeding $16,000,000; provided that if Borrower obtains and pledges to Bank more than two (2) additional certificates of deposit, Borrower shall pay to Bank a fee for such additional certificates of deposit in the amount of $500 per certificate of deposit. Such additional certificates of deposit pledged to Bank may be released by Bank so long as no Event of Default exists at the time of such release and after giving effect to such release, the outstanding balance of the line of credit does not exceed the Borrowing Base.

(b) Receivables.

5.2 Personal Property Supporting Guaranty. The obligations of each Guarantor to the Bank will be secured by personal property each Guarantor now owns or will own in the future as listed below. The collateral is further defined in security agreements executed by each Guarantor.

6. DISBURSEMENTS, PAYMENTS AND COSTS

6.1 Requests for Credit. Each request for an extension of credit will be made in writing in a manner acceptable to the Bank, or by another means acceptable to the Bank.

6.2 Disbursements and Payments.

(a) Each payment by the Borrower will be made in immediately available funds by direct debit to a deposit account as specified below or, for payments not required to be made by direct debit, by mail to the address shown on the Borrower’s statement or at one of the Bank’s banking centers in the United States.

(b) Each disbursement by the Bank and each payment by the Borrower will be evidenced by records kept by the Bank. In addition, the Bank may, at its discretion, require the Borrower to sign one or more promissory notes.

6.3 Telephone and Telefax Authorization.

(a) The Bank may honor telephone or telefax instructions for advances or repayments or for the designation of optional interest rates and telefax requests for the issuance of letters of credit given, or purported to be given, by any one of the individuals authorized to sign loan agreements on behalf of the Borrower, or any other individual designated by any one of such authorized signers.

(b) Advances will be deposited in and repayments will be withdrawn from the Borrower’s account number 14969-01000 or such other of the Borrower’s accounts with the Bank as designated in writing by the Borrower.

(c) The Borrower will indemnify and hold the Bank harmless from all liability, loss, and costs in connection with any act resulting from telephone or telefax instructions the Bank reasonably believes are made by any individual authorized by the Borrower to give such instructions. This paragraph will survive this Agreement’s termination, and will benefit the Bank and its officers, employees, and agents.

6.4 Direct Debit (Pre-Billing).

(a) The Borrower agrees that the Bank will debit the Borrower’s deposit account number 14969-01000 or such other of the Borrower’s accounts with the Bank as designated in writing by the Borrower (the “Designated Account”) on the date each payment of principal and interest and any fees from the Borrower becomes due (the “Due Date”). If the due date is not a banking day, the Designated Account will be debited on the next Banking Day.

(b) Prior to each Due Date, the Bank will mail to the Borrower a statement of the amounts that will be due on that Due Date (the “Billed Amount”). The bill will be mailed a specified number of calendar days prior to the Due Date, which number of days will be mutually agreed from time to time by the Bank and the Borrower. The calculation will be made on the assumption that no new extensions of credit or payments will be made between the date of the billing statement and the Due Date, and that there will be no changes in the applicable interest rate.

(c) The Bank will debit the Designated Account for the Billed Amount, regardless of the actual amount due on that date (the “Accrued Amount”). If the

Billed Amount debited to the Designated Account differs from the Accrued Amount, the discrepancy will be treated as follows:

(i) If the Billed Amount is less than the Accrued Amount, the Billed Amount for the following Due Date will be increased by the amount of the discrepancy. The Borrower will not be in default by reason of any such discrepancy.

(ii) If the Billed Amount is more than the Accrued Amount, the Billed Amount for the following Due Date will be decreased by the amount of the discrepancy.

Regardless of any such discrepancy, interest will continue to accrue based on the actual amount of principal outstanding without compounding. The Bank will not pay the Borrower interest on any overpayment.

(d) The Borrower will maintain sufficient funds in the Designated Account to cover each debit. If there are insufficient funds in the Designated Account on the date the Bank enters any debit authorized by this Agreement, the Bank may reverse the debit.

6.5 Banking Days. Unless otherwise provided in this Agreement, a banking day is a day other than a Saturday, Sunday or other day on which commercial banks are authorized to close, or are in fact closed, in the state where the Bank’s lending office is located, and, if such day relates to amounts bearing interest at an offshore rate (if any), means any such day on which dealings in dollar deposits are conducted among banks in the offshore dollar interbank market. All payments and disbursements which would be due on a day which is not a banking day will be due on the next banking day. All payments received on a day which is not a banking day will be applied to the credit on the next banking day.

6.6 Taxes. If any payments to the Bank under this Agreement are made from outside the United States, the Borrower will not deduct any foreign taxes from any payments it makes to the Bank. If any such taxes are imposed on any payments made by the Borrower (including payments under this paragraph), the Borrower will pay the taxes and will also pay to the Bank, at the time interest is paid, any additional amount which the Bank specifies as necessary to preserve the after-tax yield the Bank would have received if such taxes had not been imposed. The Borrower will confirm that it has paid the taxes by giving the Bank official tax receipts (or notarized copies) within 30 days after the due date. However, the Borrower will not pay the Bank’s net income taxes.

6.7 Additional Costs. The Borrower will pay the Bank, on demand, for the Bank’s costs or losses arising from any statute or regulation, or any request or requirement of a regulatory agency which is applicable to all national banks or a class of all national banks. The costs and losses will be allocated to the loan in a manner determined by the Bank, using any reasonable method. The costs include the following:

(a) any reserve or deposit requirements; and

(b) any capital requirements relating to the Bank’s assets and commitments for credit.

6.8 Interest Calculation. Except as otherwise stated in this Agreement, all interest and fees, if any, will be computed on the basis of a 360-day year and the actual number of days elapsed. This results in more interest or a higher fee than if a 365-day year is used.

6.9 Default Rate. Upon the occurrence of any default under this Agreement, principal amounts outstanding under this Agreement will, at the option of the Bank, bear interest at the Bank’s Prime Rate plus 2.00 percentage points. This will not constitute a waiver of any default.

6.10 Interest Compounding. At the Bank’s sole option in each instance, any interest, fees or costs which are not paid when due under this Agreement shall bear interest from the due date at the Bank’s Prime Rate plus 2 percentage points. This may result in compounding of interest.

6.11 Overdrafts. At the Bank’s sole option in each instance, the Bank may do one of the following:

(a) The Bank may make advances under this Agreement to prevent or cover an overdraft on any account of the Borrower with the Bank. Each such advance will accrue interest from the date of the advance or the date on which the account is overdrawn, whichever occurs first, at the interest rate described in this Agreement.

(b) The Bank may reduce the amount of credit otherwise available under this Agreement by the amount of any overdraft on any account of the Borrower with the Bank.

This paragraph shall not be deemed to authorize the Borrower to create overdrafts on any of the Borrower’s accounts with the Bank.

7. CONDITIONS

The Bank must receive the following items, in form and content acceptable to the Bank, before it is required to extend any credit to the Borrower under this Agreement:

7.1 Authorizations. Evidence that the execution, delivery and performance by each Loan Party of this Agreement and any instrument or agreement required under this Agreement have been duly authorized.

7.2 Governing Documents. A copy of the Borrower’s articles of incorporation.

7.3 Security Agreements. Signed original security agreements, assignments which the Bank requires.

7.4 Perfection and Evidence of Priority. Financing statements and fixture filings (and any collateral in which the Bank requires a possessory security interest), together with evidence that the security interests and liens in favor of the Bank are valid, enforceable, and prior to all others’ rights and interests, except those the Bank consents to in writing.

7.5 Guaranty. Guaranty signed by each Guarantor.

7.6 Insurance. Evidence of insurance coverage, as required in the “Covenants” section of this Agreement.

7.7 Payment of Fees. Payment of all accrued and unpaid expenses incurred by the Bank as required by the paragraph entitled “Reimbursement Costs.”

7.8 Legal Opinion. A legal opinion from Cosmas N. Lykos, General Counsel of the Borrower, in form and substance satisfactory to Bank and its counsel.

7.9 Other Items. Any other items that the Bank reasonably requires.

8. REPRESENTATIONS AND WARRANTIES

The Borrower makes the following representations and warranties on and as of the date hereof and as of the date of each request for an extension of credit hereunder:

8.1 Organization of Borrower. Each Loan Party is a corporation, duly formed and existing under the laws of the state where organized.

8.2 Authorization. This Agreement, and any instrument or agreement required hereunder, are within the Borrower’s powers, have been duly authorized, and do not conflict with any of its organizational papers.

8.3 Enforceable Agreement. This Agreement is a legal, valid and binding agreement of the Borrower, enforceable against the Borrower in accordance with its terms, and any instrument or agreement required hereunder, when executed and delivered by each Loan Party, will be similarly legal, valid, binding and enforceable.

8.4 Good Standing. In each state in which any Loan Party does business, it is properly licensed, in good standing, and, where required, in compliance with fictitious name statutes, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

8.5 No Conflicts. This Agreement and any other loan document to which each Loan Party is a party, does not conflict with any law, agreement, or obligation by which such Loan Party is bound.

8.6 Financial Information. All financial and other information that has been or will be supplied to the Bank is sufficiently complete to give the Bank accurate knowledge of the Borrower’s (and any guarantor’s) financial condition, including all material contingent liabilities in form and content required by the Bank, and in compliance with all government regulations that apply. Since the date of the most recent financial statement provided to the Bank, there has been no material adverse change in the business condition (financial or otherwise), operations, properties or prospects of the Borrower or the Borrower and its Subsidiaries (taken as a whole).

8.7 Lawsuits. There is no lawsuit, tax claim or other dispute pending or to the Borrower’s knowledge threatened against the Borrower and its Subsidiaries which, reasonably could be expected to impair the Borrower’s financial condition or ability to repay the loan, except as have been disclosed in writing to the Bank.

8.8 Collateral. All collateral required in this Agreement is owned by the grantor of the security interest free of any title defects or any liens or interests of others, except as permitted hereby or by the Bank in writing.

8.9 Permits, Franchises. Each Loan Party possesses all permits, memberships, franchises, contracts and licenses required and all trademark rights, trade name rights, patent rights and fictitious name rights necessary to enable it to conduct the business in which it is now engaged, except to the extent the failure to possess any such permits, memberships, franchises, contracts, licenses or rights could not reasonably be expected to result in a Material Adverse Effect.

8.10 Other Obligations. Neither the Borrower nor any guarantor is in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

8.11 Income Tax Matters. The Borrower has no knowledge of any pending assessments or adjustments of its income tax for any year.

8.12 No Tax Avoidance Plan. The Borrower’s obtaining of credit from the Bank under this Agreement does not have as a principal purpose the avoidance of U.S. withholding taxes.

8.13 No Event of Default. There is no event which is, or with notice or lapse of time or both would be, a default under this Agreement.

8.14 Insurance. The Borrower has obtained, and maintained in effect, the insurance coverage required in the “Covenants” section of this Agreement.

8.15 ERISA Plans.

(a) Each Plan (other than a multi-employer plan) is in compliance in all material respects with the applicable provisions of ERISA, the Code and other federal or state law. Each Plan has received a favorable determination letter from the IRS and to the best knowledge of the Borrower, nothing has occurred which would cause the loss of such qualification. The Borrower has fulfilled its obligations, if any, under the minimum funding standards of ERISA and the Code with respect to each Plan, and has not incurred any liability with respect to any Plan under Title IV of ERISA.

(b) There are no claims, lawsuits or actions (including by any governmental authority), and there has been no prohibited transaction or violation of the fiduciary responsibility rules, with respect to any Plan which has resulted or could reasonably be expected to result in a material adverse effect.

(c) With respect to any Plan subject to Title IV of ERISA:

(i) No reportable event has occurred under Section 4043(c) of ERISA for which the PBGC requires 30-day notice.

(ii) No action by the Borrower or any ERISA Affiliate to terminate or withdraw from any Plan has been taken and no notice of intent to terminate a Plan has been filed under Section 4041 of ERISA.

(iii) No termination proceeding has been commenced with respect to a Plan under Section 4042 of ERISA, and no event has occurred or condition exists which might constitute grounds for the commencement of such a proceeding.

(d) The following terms have the meanings indicated for purposes of this Agreement:

(i) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

(iii) “ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Borrower within the meaning of Section 414(b) or (c) of the Code.

(iv) “PBGC” means the Pension Benefit Guaranty Corporation.

(v) “Plan” means a pension, profit-sharing, or stock bonus plan intended to qualify under Section 401(a) of the Code, maintained or contributed to by the Borrower or any ERISA Affiliate, including any multi-employer plan within the meaning of Section 4001(a)(3) of ERISA.

8.16 Location of Borrower. The Borrower’s place of business (or, if the Borrower has more than one place of business, its chief executive office) is located at the address listed under the Borrower’s signature on this Agreement.

8.17 Environmental Matters. The Borrower (a) is not in violation of any health, safety, or environmental law or regulation regarding hazardous substances and (b) is not the subject of any claim, proceeding, notice, or other communication regarding hazardous substances. “Hazardous substances” means any substance, material or waste that is or becomes designated or regulated as “toxic,” “hazardous,” “pollutant,” or

“contaminant” or a similar designation or regulation under any federal, state or local law (whether under common law, statute, regulation or otherwise) or judicial or administrative interpretation of such, including without limitation petroleum or natural gas.

9. COVENANTS

The Borrower agrees, so long as credit is available under this Agreement and until the Bank is repaid in full:

9.1 Use of Proceeds. To use the proceeds of the credit only for general working capital and capital expenditures, (including the issuance of standby letters of credit), and for other lawful corporate purposes.

9.2 Financial Information. To provide the following financial information and statements in form and content reasonably acceptable to the Bank, and such additional information as reasonably requested by the Bank from time to time:

(a) Within 120 days of the Borrower’s fiscal year end, the Borrower’s annual financial statements. These financial statements must be audited with an unqualified opinion by a Certified Public Accountant reasonably acceptable to the Bank. These financial statements shall be prepared on a consolidated basis.

(b) Within 45 days of the period’s end, (other than in respect of a fiscal year end period), the Borrower’s quarterly financial statements, certified and dated by an authorized financial officer of the Borrower. These financial statements may be prepared by Borrower and shall be prepared on a consolidated basis.

(c) Within the periods provided in (a) and (b) above, a compliance certificate of the Borrower signed by an authorized financial officer of the Borrower setting forth (i) the information and computations (in sufficient detail) to establish that the Borrower is in compliance with all financial covenants at the end of the period covered by the financial statements then being furnished and (ii) whether there existed as of the date of such financial statements and whether there exists as of the date of the certificate, any default under this Agreement and, if any such default exists, specifying the nature thereof and the action the Borrower is taking and proposes to take with respect thereto.

(d) Within 120 days of the Borrower’s fiscal year end, the Borrower’s financial projections or budget by quarter for the following fiscal year.

(e) A borrowing base certificate substantially in the form of Exhibit A hereto, setting forth the amount of Acceptable Receivables as of the last day of each month within twenty (20) days after month end, including a summary aging schedule, and, upon the Bank’s request, copies of the invoices or the record of invoices from the Borrower’s sales journal for such Acceptable Receivables, copies of the delivery receipts, purchase orders, shipping instructions, bills of lading and other documentation pertaining to such Acceptable Receivables, and copies of the cash receipts journal pertaining to the borrowing base certificate. For the purposes of calculating the Borrowing Base, the borrowing base certificate delivered at the end of each March, June, September and December will provide actual ineligibles, while interim monthly certificates will deduct, as an assumed ineligible percentage, 20% from gross receivables; provided, however, the Bank may, in its sole discretion upon written notice to the Borrower, reset the interim monthly assumed ineligible percentage to the actual quarter end ineligible percentage.

(f) Within 120 days of the Borrower’s fiscal year-end, a copy of the Borrower’s current insurance policy evidencing re-insurance coverage of workers’ compensation claims in excess of $750,000 per occurrence from an insurance company reasonably acceptable to the Bank, with an A.M. Best rating of not less than “A.”

(g) Within 90 days of the Borrower’s fiscal year end, if requested by the Bank, a company prepared workers’ compensation report stating, on a policy year or fiscal year basis, gross wages, claims filed, claims experience and losses as a percentage of temporary employer payroll by policy year.

(h) Promptly upon the Bank’s request, such other books, records, statements, lists of property and accounts, budgets, forecasts or reports as to the Borrower and as to each guarantor of the Borrower’s obligations to the Bank as the Bank may reasonably request.

9.3 Profitability.

(a) For fiscal year 2004: not to incur on a consolidated basis, net losses before taxes (including extraordinary losses and negative accounting adjustment, but excluding extraordinary gains and positive accounting adjustments) not to exceed (i) Four Million Five Hundred Thousand Dollars ($4,500,000) for each fiscal quarter, and (ii) Eight Million Five Hundred Thousand Dollars ($8,500,000) on a fiscal year-to-date basis.

(b) For fiscal year 2005: not to incur on a consolidated basis, net losses before taxes (including extraordinary losses and negative accounting adjustments, but excluding extraordinary gains and positive adjustments) not to exceed Three Million Dollars ($3,000,000) at any time (whether determined on a quarterly or fiscal-year-to-date basis).

(c) For the purposes of this Section 9.3 and notwithstanding anything set forth in the preceding clauses (a) or (b), during any quarterly period, extraordinary gains can offset extraordinary losses and positive dollar accounting adjustments can offset negative accounting adjustments.

9.4 Capital Expenditures. Not to spend or incur obligations (including the total amount of any capital leases) to acquire fixed assets of more than Three Million Five Hundred Thousand Dollars ($3,500,000) in any single fiscal year on a consolidated basis.

9.5 Liens. Not to create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following:

(a) Liens in favor of the Bank;

(b) Liens existing on the date hereof and listed on Schedule 9.5 and any renewals or extensions thereof, provided that the property covered thereby is not increased and any renewal or extension of the obligations secured or benefited thereby is permitted by Section 9.7(b);

(c) Liens for taxes not yet delinquent or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(d) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person;

(e) pledges or deposits in the ordinary course of business in connection with unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;

(f) Existing pledges or deposits in connection with workers compensation in the aggregate amount of $25,000,000, provided that no additional cash pledges for workers compensation are permitted.

(g) deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety bonds (other than bonds related to judgments or litigation), performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(h) easements, rights-of-way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(i) Liens securing judgments for the payment of money not constituting an Event of Default or securing appeal or other surety bonds related to such judgments;

(j) Liens securing Indebtedness permitted under Section 9.7(e); provided that (i) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and (ii) the Indebtedness secured thereby does not exceed the cost or fair market value, whichever is lower, of the property being acquired on the date of acquisition; and

9.6 Investments. Not to make any Investments, except:

(a) Investments held by the Borrower or such Subsidiary as permitted under Schedule 9.6;

(b) advances to officers, directors and employees of the Borrower and Subsidiaries in an aggregate amount not to exceed $250,000 at any time outstanding, for travel, entertainment, relocation and analogous ordinary business purposes;

(c) Investments of the Borrower in any Guarantor and Investments of any Guarantor in the Borrower or in another Guarantor;

(d) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(e) Guarantees permitted by Section 9.7;

(f) Acceptable Acquisitions; and

(g) other Investments not exceeding $1,000,000 in the aggregate in any fiscal year of the Borrower.

9.7 Indebtedness. Not to create, incur, assume or suffer to exist any Indebtedness, except:

(a) Indebtedness under this Agreement;

(b) Indebtedness outstanding on the date hereof and listed on Schedule 9.7 and any refinancings, refundings, renewals or extensions thereof; provided that the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder;

(c) Guarantees of the Borrower or any Guarantor in respect of Indebtedness otherwise permitted hereunder of the Borrower or any other Guarantor;

(d) obligations (contingent or otherwise) of the Borrower or any Subsidiary existing or arising under any Swap Contract, provided that (i) such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person, or changes in the value of securities issued by such Person, and not for purposes of speculation or taking a “market view;” and (ii) such Swap Contract does not contain any provision exonerating the non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party;

(e) Indebtedness in respect of capital leases, Synthetic Lease Obligations and purchase money obligations for fixed or capital assets within the limitations set forth in Section 9.5(i); provided, however, that the aggregate amount of all such Indebtedness at any one time outstanding shall not exceed $5,000,000; and

(f) Indebtedness in an aggregate principal amount not to exceed $1,000,000 at any time outstanding.

9.8 Notices to Bank. To promptly notify the Bank in writing of:

(a) any lawsuit over One Million Dollars ($1,000,000) against the Borrower or any guarantor.

(b) any substantial dispute between the Borrower (or any guarantor) and any government authority.

(c) any event of default under this Agreement, or any event which, with notice or lapse of time or both, would constitute an event of default.

(d) any material adverse change in the Borrower’s (or any guarantor’s) business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit.

(e) any change in the Borrower’s name, legal structure, place of business, or chief executive office if the Borrower has more than one place of business.

(f) any actual material contingent liabilities of the Borrower (or any guarantor), and any such contingent liabilities which are reasonably foreseeable, where such liabilities are in excess of One Million Dollars ($1,000,000) in the aggregate.

9.9 Books and Records. To maintain adequate books and records.

9.10 Audits. To allow the Bank and its agents to inspect the Borrower’s properties and examine, audit, and make copies of books and records at any reasonable time. If any of the Borrower’s properties, books or records are in the possession of a third party, the Borrower authorizes that third party to permit the Bank or its agents to have access to perform inspections or audits and to respond to the Bank’s requests for information concerning such properties, books and records so long as the Borrower is permitted to be involved in such discussions regarding the Bank’s requests for Borrower information; provided that if an Event of Default exists and is continuing, Bank is not required to provide any notice to Borrower and may exercise its right under this Section 9.10 whether or not Borrower is involved in the discussions regarding the Bank’s request for Borrower information.

9.11 Compliance with Laws. To comply with the laws (including any fictitious name statute), regulations, and orders of any government body with authority over the Borrower’s business, except to the extent the failure to so comply could not reasonably be expected to result in a Material Adverse Effect.

9.12 Preservation of Rights. To maintain and preserve all rights, privileges, and franchises the Borrower now has.

9.13 Maintenance of Properties. To make any repairs, renewals, or replacements to keep the Borrower’s properties in good working condition, ordinary wear and tear excepted.

9.14 Perfection of Liens. To help the Bank perfect and protect its security interests and liens, and reimburse it for related costs it incurs to protect its security interests and liens.

9.15 Cooperation. To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

9.16 Insurance.

(a) General Business Insurance. To maintain insurance as is usual for the business it is in.

(b) Evidence of Insurance. Upon the request of the Bank, to deliver to the Bank a copy of each insurance policy, or, if permitted by the Bank, a certificate of insurance listing all insurance in force.

9.17 Additional Negative Covenants. Not to, without the Bank’s written consent:

(a) engage in any business activities substantially different from or reasonably related to the Borrower’s present business.

(b) liquidate or dissolve the Borrower’s business.

(c) other than in connection with an Acceptable Acquisition, enter into any consolidation, merger, or other combination, or become a partner in a partnership, a member of a joint venture, or a member of a limited liability company at a cost to Borrower in excess of $1,000,000 in the aggregate. Any sums expended by Borrower under this Section 9.17(c) shall reduce the limitation provided under Section 9.6(g) by such sums expended.

(d) sell, assign, lease, transfer or otherwise dispose of any assets in excess of Two Million Dollars ($2,000,000), or enter into any agreement to do so.

(e) enter into any sale and leaseback agreement covering any of its fixed assets.

(f) make any Acquisitions; provided, however, that the Borrower may make any Acceptable Acquisition.

9.18 Additional Guarantors. To notify the Bank at the time that any Person becomes a Material Subsidiary, and promptly thereafter (and in any event within 30 days, cause such Person to (a) become a Guarantor by executing and delivering to the Bank a counterpart of the guaranty or such other document, including security agreements as required by the Bank and (b) deliver such evidence as required by the Bank as to the due authorization, validity, binding effect and enforceability of the documentation referred to in clause (a), all in form, content and scope reasonably acceptable to the Bank.

10. HAZARDOUS SUBSTANCES

10.1 Indemnity Regarding Hazardous Substances. The Borrower will indemnify and hold harmless the Bank from any loss or liability the Bank incurs in connection with or as a result of this Agreement, which directly or indirectly arises out of the use, generation, manufacture, production, storage, release, threatened release, discharge, disposal or presence of a hazardous substance. This indemnity will apply whether the hazardous substance is on, under or about the Borrower’s property or operations or property leased to the Borrower. The indemnity includes but is not limited to attorneys’ fees (including the reasonable estimate of the allocated cost of in-house counsel). The indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys and assigns.

10.2 Definition of Hazardous Substances. “Hazardous substances” means any substance, material or waste that is or becomes designated or regulated as “toxic,” “hazardous,” “pollutant,” or “contaminant” or a similar designation or regulation under any federal, state or local law (whether under common law, statute, regulation or otherwise) or judicial or administrative interpretation of such, including without limitation petroleum or natural gas. This indemnity will survive repayment of the Borrower’s obligations to the Bank.

11. DEFAULT

If any of the following events occurs, the Bank may do one or more of the following: declare the Borrower in default, stop making any additional credit available to the Borrower, and require the Borrower to repay its entire debt immediately and without prior notice. If an event of default occurs under the paragraph entitled “Bankruptcy,” below, with respect to the Borrower, then the entire debt outstanding under this Agreement will automatically be due immediately.

11.1 Failure to Pay. The Borrower fails to make a payment under this Agreement when due and, in the case of any payment in respect of interest or any fee payable hereunder, such failure continues for three (3) business days.

11.2 Lien Priority. The Bank fails to have an enforceable first lien (except for any prior liens to which the Bank has consented in writing) on or security interest in any property given as security for this Agreement (or any guaranty).

11.3 False Information. The Borrower or any guarantor or any party pledging collateral to the Bank (each an “Obligor”) has given the Bank materially false or misleading information or representations.

11.4 Bankruptcy. The Borrower (or any Obligor) files a bankruptcy petition, a bankruptcy petition is filed against the Borrower (or any Obligor) or the Borrower (or any Obligor) or any general partner of the Borrower or any Obligor makes a general assignment for the benefit of creditors, and, in the case of any bankruptcy petition filed against the Borrower (or any Obligor), such petition shall remain undismissed or unstayed for 60 days or more.

11.5 Receivers. A receiver or similar official is appointed for a substantial portion of the Borrower’s (or any Obligor’s) business, or the business is terminated.

11.6 Judgments. A final judgment or judgments for the payment of money in excess of $500,000 in the aggregate at any time are outstanding against the Borrower (or any Obligor) and the same are not, within 30 days after the entry thereof, discharged or execution thereof stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay.

11.7 Cross-default. Any default occurs under any agreement in connection with any credit in excess of Five Hundred Thousand Dollars ($500,000) the Borrower (or any Obligor) has obtained from anyone else or which the Borrower (or any Obligor) has guaranteed.

11.8 Default under Related Documents. Any default occurs under any guaranty, subordination agreement, security agreement, deed of trust, mortgage, or other document required by or delivered in connection with this Agreement or any such document is no longer in effect, or any guarantor purports to revoke or disavow the guaranty.

11.9 Other Bank Agreements. The Borrower (or any Obligor) fails to meet the conditions of, or fails to perform any obligation under any other agreement the Borrower (or any Obligor) has with the Bank or any affiliate of the Bank.

11.10 Other Breach Under Agreement. The Borrower fails to meet the conditions of, or fails to perform any obligation under, any term of this Agreement not specifically referred to in this Article and, in the case of the failure to comply with Sections 9.9, 9.11, 9.12, 9.13, such failure continues for a period of 30 days following the earlier to occur of (x) the receipt of written notice by the Borrower of such failure from the Bank or (y) the knowledge of such failure by an officer of Borrower. This includes any failure or anticipated failure by the Borrower to comply with any financial covenants set forth in this Agreement, whether such failure is evidenced by financial statements delivered to the Bank or is otherwise known to the Borrower or the Bank.

11.11 Change of Control. There occurs any Change of Control with respect to the Borrower.

12. ENFORCING THIS AGREEMENT; MISCELLANEOUS

12.1 GAAP. Except as otherwise stated in this Agreement, all financial information provided to the Bank and all financial covenants will be made under generally accepted accounting principles, consistently applied.

12.2 California Law. This Agreement is governed by California law.

12.3 Successors and Assigns. This Agreement is binding on the Borrower’s and the Bank’s successors and assignees. The Borrower agrees that it may not assign this Agreement without the Bank’s prior consent. The Bank may sell participations in or assign this loan, and may exchange financial information about the Borrower with actual or potential participants or assignees; provided that such actual or potential participants or assignees shall agree to treat all financial information exchanged as confidential. If a participation is sold or the loan is assigned, the purchaser will have the right of set-off against the Borrower.

12.4 Arbitration and Waiver of Jury Trial.

(a) This paragraph concerns the resolution of any controversies or claims between the parties, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this Agreement (including any renewals, extensions or modifications); or (ii) any document related to this Agreement (collectively a “Claim”). For the purposes of this arbitration provision only, the term “parties” shall include any parent corporation, subsidiary or affiliate of the Bank involved in the servicing, management or administration of any obligation described or evidenced by this Agreement.

(b) At the request of any party to this Agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U. S. Code) (the “Act”). The Act will apply even though this Agreement provides that it is governed by the law of a specified state.

(c) Arbitration proceedings will be determined in accordance with the Act, the applicable rules and procedures for the arbitration of disputes of JAMS or any successor thereof (“JAMS”), and the terms of this paragraph. In the event of any inconsistency, the terms of this paragraph shall control.

(d) The arbitration shall be administered by JAMS and conducted in any U. S. state where real or tangible personal property collateral for this credit is located or if there is no such collateral, in California. All Claims shall be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000), upon the request of any party, the Claims shall be decided by three arbitrators. All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety

(90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days. The arbitrator(s) shall provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed and enforced.

(e) The arbitrator(s) will have the authority to decide whether any Claim is barred by the statute of limitations and, if so, to dismiss the arbitration on that basis. For purposes of the application of the statute of limitations, the service on JAMS under applicable JAMS rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s). The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this Agreement.

(f) This paragraph does not limit the right of the Borrower or the Bank to:

(i) exercise self-help remedies, such as but not limited to, setoff;

(ii) initiate judicial or nonjudicial foreclosure against any real or personal property collateral;

(iii) exercise any judicial or power of sale rights, or

(iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies.

(g) The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration.

(h) By agreeing to binding arbitration, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of any Claim. Furthermore, without intending in any way to limit this Agreement to arbitrate, to the extent any Claim is not arbitrated, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of such Claim. This provision is a material inducement for the parties entering into this Agreement.

12.5 Severability; Waivers. If any part of this Agreement is not enforceable, the rest of the Agreement may be enforced. The Bank retains all rights, even if it makes a loan after default. If the Bank waives a default, it may enforce a later default. Any consent or waiver under this Agreement must be in writing.

12.6 Administration Costs. The Borrower shall pay the Bank for all reasonable costs incurred by the Bank in connection with administering this Agreement.

12.7 Attorneys’ Fees. The Borrower shall reimburse the Bank for any reasonable costs and attorneys’ fees incurred by the Bank in connection with the enforcement or preservation of any rights or remedies under this Agreement and any other documents executed in connection with this Agreement, and in connection with any amendment, waiver, “workout” or restructuring under this Agreement. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys’ fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator. In the event that any case is commenced by or against the Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Bank is entitled to recover costs and reasonable attorneys’ fees incurred by the Bank related to the preservation, protection, or enforcement of any rights of the Bank in such a case. As used in this paragraph, “attorneys’ fees” includes the allocated costs of the Bank’s in-house counsel.

12.8 One Agreement. This Agreement and any related security or other agreements required by this Agreement, collectively:

(a) represent the sum of the understandings and agreements between the Bank and the Borrower concerning this credit;

(b) replace any prior oral or written agreements between the Bank and the Borrower concerning this credit; and

(c) are intended by the Bank and the Borrower as the final, complete and exclusive statement of the terms agreed to by them.

In the event of any conflict between this Agreement and any other agreements required by this Agreement, this Agreement will prevail.

12.9 Disposition of Schedules, Reports, Etc. Delivered by Borrower. The Bank will not be obligated to return any schedules, invoices, statements, budgets, forecasts, reports or other papers delivered by the Borrower. The Bank will destroy or otherwise dispose of such materials at such time as the Bank, in its discretion, deems appropriate.

12.10 Verification of Receivables. The Bank may at any time, in the name of the Borrower or if an Event of Default exists, in the name of the Bank, either orally or in writing, request confirmation from any debtor of the current amount and status of the accounts receivable upon which such debtor is obligated.

12.11 Waiver of Confidentiality. The Borrower authorizes the Bank to discuss the Borrower’s financial affairs and business operations with any accountants, auditors, business consultants, or other professional advisors employed by the Borrower, and authorizes such parties to disclose to the Bank such financial and business information or reports (including management letters) concerning the Borrower as the Bank may request, in each case so long as the Borrower is permitted to participate in such discussions and receives such disclosure requests; provided that if an Event of Default exists and is continuing, Bank is not required to provide any notice to Borrower and may exercise its rights under this Section 12.11 whether or not Borrower participates in such discussions or receives such disclosure requests.

12.12 Indemnification. The Borrower will indemnify and hold the Bank harmless from any loss, liability, damages, judgments, and costs of any kind relating to or arising directly or indirectly out of (a) this Agreement or any document required hereunder, (b) any credit extended or committed by the Bank to the Borrower hereunder, (c) any claim, whether well-founded or otherwise, that there has been a failure to comply with any law regulating the Borrower’s sales or leases to or performance of services for debtors obligated upon the Borrower’s accounts receivable and disclosures in connection therewith, and (d) any litigation or proceeding related to or arising out of this Agreement, any such document, any such credit, or any such claim, in each case excluding any claim resulting from the gross negligence or willful misconduct of the Bank. This indemnity includes but is not limited to attorneys’ fees (including the allocated cost of in-house counsel). This indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys, and assigns. This indemnity will survive repayment of the Borrower’s obligations to the Bank. All sums due to the Bank hereunder shall be obligations of the Borrower, due and payable immediately without demand.

12.13 Notices. Unless otherwise provided in this Agreement or in another agreement between the Bank and the Borrower, all notices required under this Agreement shall be personally delivered or sent by first class mail, postage prepaid, or by overnight courier, to the addresses on the signature page of this Agreement, or sent by facsimile to the fax numbers listed on the signature page, or to such other addresses as the Bank and the Borrower may specify from time to time in writing. Notices and other communications sent by (a) first class registered mail shall be deemed delivered on the earlier of actual receipt or on the fourth business day after deposit in the U.S. mail, postage prepaid, (b) overnight courier shall be deemed delivered on the next business day, and (c) telecopy shall be deemed delivered when transmitted.

12.14 Headings. Article and paragraph headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

12.15 Counterparts. This Agreement may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement.

This Agreement is executed as of the date stated at the top of the first page.

Bank of America, N.A.	RemedyTemp, Inc.

By:	By:

Name:	Name:

Title:	Title:

Address where notices to the Bank are to be Sent:	Address where notices to Borrower are to be Sent:

675 Anton Boulevard, 2nd Floor Costa Mesa, CA 92626 Facsimile: (714) 850-6586	101 Enterprise Aliso Viejo, California 92656 Facsimile: (949) 425-7800

EXHIBIT A

REMEDYTEMP, INC.

BORROWING BASE CALCULATION

FOR THE PERIOD ENDING

(Attach completed Schedule of Ineligibles for periods ending March, June, September and December.)

[A] CASH PLEDGED FOR REVOLVER
GROSS ACCOUNTS RECEIVABLE—

LESS: INELIGIBLES (Minimum 20%)	20%

a. Interim %; See Note 1
b. Actual Quarter-end %; See Note 2
INELIGIBLE ACCOUNTS RECEIVABLE		—

ELIGIBLE ACCOUNTS RECEIVABLE		—

ADVANCE RATE	80%

[B] ACCOUNTS RECEIVABLE AVAILABILITY		—
CASH + ACCOUNTS RECEIVABLE AVAILABILITY ( [ A ] + [ B ] )		—

Less: $5,000,000 Reserve		(5,000,000)
BORROWING BASE		(5,000,000)
REVOLVER AVAILABILITY (Lesser of Borrowing Base or $40,000,000 Commitment)		40,000,000

less: LCs issued under the Revolver
less: Outstandings under the Revolver		—
TOTAL LCs + OUTSTANDINGS UNDER THE REVOLVER		—
Net Revolver Availability/<Overadvance>		40,000,000

Note 1: Initial ineligible rate is 20%. This rate is subject to change, at Bank’s sole discretion, with written notice to Borrower.

Rate change may be based on actual Ineligibles calculated during Quarter-end periods.

Note 2: Schedule to calculate actual ineligibles is found on attached worksheet, and must accompany Borrowing Base submitted to Bank for Quarter-end periods (December, March, June, September).

REMEDYTEMP, INC.

BORROWING BASE

SCHEDULE OF INELIGIBLES

FOR THE QUARTER ENDING

Include Summary A/R Aging
[ C ] GROSS ACCOUNTS RECEIVABLE AS OF MONTH-ENDING

LESS: A/R Ineligibles
Contra Accounts	—

Employee or Affiliates	—

Government, State, County, City, Town or Municipality	—

Foreign	—

Past Dues—over 60-days from invoice date, or 30-days from due date	—

50% Cross-Aged	—

15% Concentration	—

Accrued Payroll	—

Accrued Gross Margin Split for Licensees	—

Others	—

Others	—

[ D ] TOTAL A/R INELIGIBLES

% RATE OF INELIGIBLES ( [ D ] to [ C ] )